EXHIBIT 99.1

Evaxion announces business update and first quarter 2026 financial results

COPENHAGEN, Denmark, May 7, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, provides business update and announces first quarter 2026 financial results.

Business highlights (since last quarterly update)
Evaxion has had a good start to the year executing on our plans and achieving our first milestone for 2026 as expected. Highlights include:

  New data demonstrating an 86% vaccine target recognition by AI-Immunology™ in personalized cancer vaccine EVX-01 is a further scientific validation of the platform’s precision in driving immune response. This marked our first milestone for the year
  Another new set of data confirming the platform’s unique scalability in glioblastoma
  Successful completion of the one-year extension of our phase 2 trial with EVX-01 paving the way for presentation of three-year clinical data in the second half of 2026
  Presentation of potentially superior design concepts for new polio vaccines stemming from our collaboration with The Gates Foundation
  Organizational optimization for strategy execution with the promotion of Birgitte Rønø to the dual role of Chief Scientific and Chief Operating Officer and the election of Jens Bitsch-Nørhave to the Board of Directors
  Cash runway unchanged with cash at hand to fund operations into the second half of 2027

“We maintain strong operational momentum as we continue our work to consolidate our position as a leader in AI-based target discovery, drug design and development. The validation of AI-Immunology™ continues to be reinforced with a host of new promising data presented, which forms a solid foundation for our ongoing business development efforts. We are pleased to have further strengthened our organization to focus on these with the promotion of Birgitte Rønø and inclusion of Jens Bitsch-Nørhave as a formal member of our Board of Directors,” says Helen Tayton-Martin, CEO of Evaxion.

Conference call and webcast
Evaxion’s Executive Management will host a conference call and webcast at 8.30 ET/14.30 CET today, presenting the business update and financial results as well as taking questions.

To join the conference call, listen to the presentation and ask verbal questions, please register in advance via this link to receive the dial-in telephone numbers and a unique PIN code. The call can be accessed 15 minutes prior to the start of the live event.

To join the webcast, please click on this link. The webcast recording will be available on our website shortly after the event.

Research & Development (R&D) update
Evaxion has a R&D pipeline of innovative vaccine candidates for both cancer and infectious diseases.

EVX-01 is our most advanced asset. Developed with AI-Immunology™, it is a personalized cancer vaccine designed to target multiple neoantigens; cancer unique proteins arising from mutations. We completed the initially planned two-years of treatment in the phase 2 trial with EVX-01 in patients with advanced melanoma (skin cancer) last year with unprecedented results and presented new immunogenicity data from the trial at the American Association for Cancer Research (AACR) Annual Meeting last month.

The data demonstrates that AI-Immunology™ identifies and selects the most therapeutically relevant vaccine targets as 86% of the targets included in EVX-01 trigger a tumor-specific immune response. This is a success rate much higher than what has been reported for other methods.

The record-high vaccine target precision underscores the therapeutic potential of EVX-01 and is also a further validation of AI-Immunology™ as an effective tool for developing potentially transformational treatments in melanoma as well as potentially other cancer indications with high mutational burden. This is of course important for the technology itself, but also very supportive of our ongoing work to enter additional strategic partnerships and business development deals.

At AACR, we also presented new data confirming the scalability of AI-Immunology™ allowing for its application in several diseases. This includes the deadly brain cancer glioblastoma, for which the platform uniquely can identify a novel source of targets to include in therapeutic vaccines, potentially enhancing their efficacy.

The data was generated in collaboration with Duke University School of Medicine and has created significant interest in the field of glioblastoma, an area of high unmet medical need.

We have completed the one-year extension of the phase 2 trial with EVX-01 with the last patient having last physician visit in April. In the third year, patients received EVX-01 as monotherapy, allowing an evaluation of the vaccine’s effect also as stand-alone treatment. Further, the three-year data may provide additional insights into potential enhanced treatment effects and durability of the induced immune response. We expect to present this data in the second half of 2026.

We also maintain a high activity level within our infectious disease programs as showcased by our presentation of new polio vaccine design concepts stemming from our collaboration with The Gates Foundation. These could potentially be superior to currently used vaccines and provide a basis for designing a specific new polio vaccine.

Current polio vaccines are based on inactivated or attenuated versions of the virus. Whilst these vaccines are effective, they each have shortcomings in certain settings. Thus, it has been a long-standing - but so far unreachable - goal to create a novel polio vaccine that combines the strongest aspects of the existing vaccines.

To achieve this, we have deployed AI-Immunology™ to develop novel vaccine design concepts for a next-generation polio vaccine, which may enhance the chances of completing and sustaining polio eradication once and for all.

Business development update
We remain active in several parallel partnership discussions based on external interest in both our platform and pipeline as we continue to pursue our strategy of strengthening our platform and building value through multiple partnerships.

To this end, we were pleased to promote Birgitte Rønø to joint role of Chief Scientific and Chief Operating Officer reflecting optimal internal organization to support partnering activities and internal strategy execution.

Further, we are excited to have welcomed Jens Bitsch-Nørhave to our Board of Directors. With more than 25 years of leadership experience in the biotech and pharmaceutical industry, specializing in corporate strategy, global expansion, and dealmaking, Jens will be a strong contributor to our business development activities.

First quarter 2026 financial results
The financial results for the first quarter 2026 showed a net loss of $3.6 million, compared to $1.6 million first quarter 2025. This is explained by financial income from remeasurement of derivative liability in the first quarter last year, whereas the operating expenses and results were slightly reduced in first quarter 2026.

Research and development (R&D) expenses were $2.3 million for the first quarter 2026, which is a slight increase compared to same period last year, as we progress our pipeline according to plan.

General and administrative (G&A) expenses were $1.5 million for the quarter, compared to $1.7 million in first quarter 2025. The decrease is primarily driven by lower capital market costs.

Financial income of $0.3 million first three months of 2026 compared to $2.4 million same period last year, is due to financial income recorded in 2025 from remeasurement of derivative liability from the January 2025 public offering.

Cash and cash equivalents as of March 31, 2026, were $18.4 million, compared to $23.2 million as of December 31, 2025, and confirms our current cash runway until second half of 2027.

Total equity amounts to $13.2 million as of March 31, 2026, reflecting the net result of the first quarter 2026 when compared to $17.0 million as of December 31, 2025.

Evaxion A/S
Consolidated statement of financial position data
(USD in thousands)

	Mar 31, 2026	Dec 31, 2025
Cash and cash equivalents	18,440	23,234
Total assets	23,642	28,408
Total liabilities	10,435	11,369
Share capital	16,040	15,791
Other reserves	130,891	127,492
Accumulated deficit	(133,724)	(126,244)
Total equity	13,207	17,039
Total liabilities and equity	23,642	28,408

Evaxion A/S
Consolidated statement of comprehensive loss data
(USD in thousands, except per share data)

	Three Months Ended Mar 31,
	2026	2025
Revenue	0	0
Research and development	(2,298)	(2,156)
General and administrative	(1,521)	(1,712)
Operating gain / loss	(3,819)	(3,868)
Finance income	305	2,493
Finance expenses	(332)	(397)
Net gain/ loss before tax	(3,845)	(1,772)
Income tax benefit	216	192
Net gain / loss for the period	(3,629)	(1,580)
Net loss attributable to shareholders of Evaxion A/S	(3,629)	(1,580)
Loss per share – basic and diluted	(0.01)	(0.01)
Number of shares used for calculation (basic and diluted)	417,010,756	276,311,927

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.